Exhibit 14.1
NEWPARK RESOURCES, INC.
CODE OF ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES
Purpose
     The purpose of the Code of Ethics (this “Code”) of Newpark Resources, Inc. (“Newpark” or the “Company”) is to deter wrongdoing and to promote:
•	honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that Newpark files with or submits to the Securities and Exchange Commission (the “Commission”) and in other public communications made by Newpark;

•	compliance with applicable governmental laws, rules and regulations;

•	accountability for adherence to the Code; and

•	the prompt internal reporting to an appropriate person or persons of violations of the Code.
     Unless the context clearly indicates otherwise, references to Newpark and the Company include its operating companies and subsidiaries.
Fair Dealing
     Newpark and its directors, officers and employees are expected to conduct their affairs with each other and with clients, vendors and other third parties with honesty and integrity and without taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation or any other unfair practice. They must respect the rights of others, and their actions must be free from discrimination, defamation and harassment. Each person with whom Newpark has dealings must be accorded equal opportunity, regardless of age, race, color, gender, sexual preference, religion, national origin, marital status, veteran status and disability.
     The following paragraphs concern frequently raised ethical questions. It is important that anyone having knowledge of a violation of this Code follow the steps outlined in the paragraph on “Reporting Violations,” so that corrective action, including possible dismissal, may be taken.
Conflicts of Interest; Corporate Opportunities
     Newpark’s directors, officers and employees and members of their immediate families must avoid activities, associations and personal or family interests that could conflict or appear to conflict with the interests of the Company as a whole. Examples of such activities, associations and personal or family interests include the following:
•	exploiting their positions with Newpark for inappropriate personal gain, including taking advantage of non-public information about Newpark, clients or vendors;

•	causing Newpark to engage in business transactions with family members or friends;

•	acquiring or having a financial interest in Newpark’s customers, vendors or competitors;

•	taking for themselves or their family members opportunities that arise through the use of corporate property, information or position;

•	using corporate property, information or position for personal gain;

•	competing with the Company; and

•	receiving from the Company or any of its customers or suppliers loans or guarantees of obligations.
     Notwithstanding the foregoing, the Company may engage in transactions, contracts or business arrangements with one or more of its directors, officers or employees or members of their families or with corporations, partnerships, associations and other organizations in which one or more of such persons are directors or officers or have a financial interest, only upon full compliance with the applicable provisions of the Delaware General Corporation Law and only if the terms of any such transaction, contract or business arrangement are no less favorable to the Company than those that could have been obtained in a comparable transaction, contract or business arrangement with an unrelated person.
Gifts, Bribes and Kickbacks
     Other than for gifts given or received in the normal course of business and having only nominal or modest value, within guidelines set by Newpark, directors, officers and employees and members of their immediate families should not give gifts to or receive gifts from Newpark’s customers or suppliers.
Accurate Periodic Reports
     Newpark is required to make full, fair, accurate, timely and understandable disclosure in reports that it files with the Commission and in other public communications. Adherence to the following guidelines will ensure compliance by the Company with these requirements:
•	Company accounting records must fairly and accurately reflect, in reasonable detail, the transactions and occurrences to which they relate and the Company’s assets, liabilities, revenues and expenses.

•	Company accounting records must not contain any intentionally false or misleading entries.

•	All transactions must be supported by accurate documentation in reasonable detail and entered in the proper account and the proper accounting period.

•	The Company must have in place and adhere to effective internal accounting controls and disclosure controls and procedures.

•	No information should be concealed from the independent auditor or from those responsible for the internal control function.
Confidentiality
     Company directors, officers and employees shall take reasonable care to maintain the confidentiality of non-public information that is entrusted to them by the Company or its customers or vendors or otherwise comes to their attention in connection with or as a result of their services to the Company, except when disclosure is authorized or mandated. Such persons should take appropriate steps to prevent unauthorized access to such information.
Protection and Proper Use of Company Assets
     All directors, officers and employees to whom assets of the Company are entrusted are expected to use the Company’s assets only for legitimate Company purposes and not for personal advantage. They must take reasonable care to secure from loss or theft all Company assets that come under their control or of which they have possession.
Compliance with Law and Code
     Newpark and its directors, officers and employees are expected to comply with both the letter and spirit of all governmental laws, rules and regulations, including insider trading laws, which are the subject of separate policy statements previously adopted by the Board of Directors. Any such person who fails to comply with this Code or knowingly fails to comply with applicable laws will be subject to disciplinary measures, including dismissal or, for directors, exclusion from the Board’s nominees for re-election.
Waivers of the Code of Ethics
     Any waiver of this Code for executive officers or directors may be made only by the Board of Directors or the Audit Committee and will be promptly disclosed if and as required by law or stock exchange regulation.
Reporting Violations
     Employees who become aware of actual or threatened violations of law or of this Code, or who suspect that such violations have occurred or are about to occur are encouraged to report the applicable facts and circumstances to management at their location. Directors and officers who become so aware or have such suspicions should report such facts and circumstances to the Audit Committee at the address set forth below. If an employee remains concerned after reporting to his or her local management or feels uncomfortable speaking with local management for any reason, he or she must send a detailed description to the Office of the Corporate Secretary at Corporate Headquarters in Metairie, Louisiana, or, if the employee is uncomfortable reporting to that Office, to the Audit Committee at the address set forth below. Such reports may be made anonymously and shall remain confidential, if so requested by the employee. The Company will not allow retaliation for reports of violations made in good faith. Reports should be addressed to the Audit Committee as follows:

By Mail:	Newpark Audit Committee (must include this exact name)
The UPS Store 5142

PMB# 132
1937 Veterans Blvd.
Metairie, LA. 70005

By E-Mail:	AuditCommittee@newpark.com

By Telephone:	1-866-250-6866
Messages left at this number will be received by the Chairman of the Audit Committee.

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